63271

1-6784

02011486

P.E. 1/1/02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of January, 2002
Matsushita Electric Industrial Co., Ltd.
Kadoma, Osaka, Japan

This Form 6-K consists of:

1. News release issued on January 10, 2002 by Matsushita Electric Industrial Co., Ltd. (the "registrant") announcing that, subject to the approval of the shareholders' at the respective meetings of each company, the five group companies will become wholly-owned subsidiaries of MEI through share exchanges as provided for under the amended Commercial Code of Japan; and

2. News release issued on January 10, 2002 by the registrant announcing that its Board of Directors resolved to repurchase its own shares, in conformity with provisions of Clause 4 of Article 3 of the supplementary rules to the amended Japanese Commercial Code; and

3. News release issued on January 10, 2002 by the registrant announcing that its Board of Directors resolved the issuance of straight bonds to raise funds necessary for the registrant's future business development; and

4. News release issued on January 10, 2002 by the registrant announcing its annual management policy for fiscal 2003, ending March 31, 2003; and

5. News release issued on January 10, 2002 by the registrant announcing the official naming of "Panasonic Center," the registrant's new marketing and corporate communications facility in Tokyo.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By: /s/ Shigeru Nakatani

Shigeru Nakatani, Attorney-in-Fact
President
Panasonic Finance (America), Inc.

Dated: January 22, 2002